William Slattery, CFA
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

June 13, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 13, 2019 The Nasdaq Stock Market (the "Exchange") received from First Internet Bancorp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

<p style="text-align:center">6.0% Fixed-to-Floating Rate Subordinated Notes due 2029</p>

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery